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                                                                    EXHIBIT (18)




Note: This Plan permits more than one class in the Prime Money Market Fund. The Plan is substantially the same as that used by another mutual fund client of Fund counsel.



                                 Governor Funds

                       Plan in Accordance with Rule 18f-3
                                  (the "Plan")

                                 October 5, 1998



         This Plan is applicable to the Prime Money Market Fund (the "Fund") of Governor Funds (the "Trust").

         Each class of shares of the Fund will have the same relative rights and privileges and be subject to the same fees and expenses except as set forth below. In addition, extraordinary expenses attributable to one or more classes shall be borne by such classes. The Board of Trustees may determine in the future that other allocations of expenses or other services to be provided to a class of shares are appropriate and amend this Plan accordingly without the approval of shareholders of any class. Except as set forth in the Fund's prospectus, shares may be exchanged for shares of another fund of the Trust.

INVESTOR SHARES

         Investor Shares are sold at net asset value without a sales charge and are subject to the minimum purchase requirements set forth in the Fund's prospectus. Investor Shares may be purchased through procedures established by the Trust's distributor in connection with the requirements of qualified accounts maintained by or on behalf of certain persons by the Trust's advisor or sub-advisor or their affiliates or their correspondent entities. Investor Shares are subject to a fee under an Administrative Services Plan. Holders of Investor Shares have exclusive voting rights, if any, with respect to the Administrative Services Plan as it relates to Investor Shares. Certain holders of Investor Shares shall be entitled to the shareholder services under the Administrative Services Plan set forth from time to time in the Fund's prospectus.

S SHARES

         S Shares are sold at net asset value without a sales charge and are subject to the minimum purchase requirements set forth in the Fund's prospectus. S Shares of the Fund are offered to customers of Keystone Financial, Inc., any of its banking affiliates or service organizations that establish cash management services, such as a sweep account with any of them. S Shares are subject to a fee under an Administrative Services Plan. Holders of S Shares have exclusive voting rights, if any, with respect to the Administrative Services Plan as it relates to S Shares. Certain holders of S Shares shall be entitled to the shareholder services under the Administrative Service S Plan set forth from time to time in the Fund's prospectus.